

By Airmail

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004



7th February, 2005.

Attn: Filing Desk - Stop 1-4

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 1st February 2005, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) a News Release dated 7th February 2005, announcing a revision in the outlook for the sales of the Company's recorded music division for the financial year ending 31st March 2005.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231



News Release

FOR IMMEDIATE RELEASE

ER 05/07

7 February 2005

EMI REVISES ITS EXPECTATIONS FOR CURRENT FINANCIAL YEAR

EMI Group announces a revision in the outlook for its recorded music division's sales for the financial year ending 31 March 2005. Two major albums, one by Coldplay and one by Gorillaz, originally scheduled for this financial year will now be released in the first half of the next financial year. EMI Music's sales, particularly re-orders, in January have also been lower than anticipated and this is expected to continue through February and March. Therefore, for the full year, at constant currency, EMI Music's sales are now expected to be 8% to 9% lower than the prior year.

EMI Music Publishing continues to perform well and in line with expectations.

Given the expectation that EMI Music's operating profit margin pre allocation of central costs for this financial year will be maintained at the prior year's level, EMI Group's profit before tax, amortisation and exceptional items ("Adjusted PBT") for the year ending 31 March 2005 will be approximately £138 million.

Alain Levy, Chairman and CEO of EMI Music, said, "We generated good initial sales from our second half major releases, but given recent re-order levels and the revised timing of these two major albums, we will now not maintain market share for the full financial year. While progression in profitable market share is always our aim, creating and marketing music is not an exact science and cannot always coincide with our reporting periods.

"In EMI Music, we expect to maintain our operating profit margin for this financial year, driven by effective cost management and the efficient implementation of our outsourcing and label restructuring. Our savings from restructuring are running ahead of schedule and we now expect to deliver £35 million in this financial year, £10 million ahead of plan. The remaining £15 million of savings will be realised in the next financial year.

"While this rescheduling and recent softness is disappointing, it does not change my views of the improving health of the global recorded music industry. The physical music market is showing signs of stabilisation in many parts of the world and digital music, in all its forms, continues to develop at a rapid pace."

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

Eric Nicoli, Chairman, EMI Group, said "EMI Music's constant currency sales for the third quarter were ahead of last year. Recently, however, we have seen softness in our re-orders which we believe is likely to persist over the next two months. We have also rescheduled two important albums into our next financial year. These two factors combined have taken us outside our previously indicated sales range for EMI Music.

"We remain positive about the overall industry trends and EMI's prospects. Global music market conditions today are significantly stronger than in recent years and digital music is presenting a very attractive growth opportunity. Despite recent weakness, we are aggressively managing both of our businesses to maximise performance in today's market and that of the future."

Enquiries

EMI Group plc

Amanda Conroy	Corporate Communications	+44 20 7795 7529
Claudia Palmer	Investor Relations	+44 20 7795 7635
Susie Bell		+44 20 7795 7971

Brunswick Group LLP

Patrick Handley		+44 20 7404 5959